Exhibit 99.1

China Automotive Systems Reports Record Third Quarter 2026
EPS Sales; Board Approves $5 Million Share Repurchase Program

WUHAN, China, November 11, 2026 /PRNewswire/ -- China Automotive Systems, Inc. (Nasdaq: CAAS) ("CAAS" or the "Company"), a leading power steering components and systems supplier in China, today announced preliminary third quarter 2026 sales results for its electric power steering ("EPS") products, with unit sales reaching record highs for both the quarter and the nine-month period. Separately, the Company announced that its board of directors has approved a share repurchase program of up to $5 million of its outstanding common shares.

o	Record EPS Unit Sales

EPS product sales reached record levels in the third quarter and the first nine months of 2026:

Third quarter 2026: EPS sales of 567,314 units, a record high, an increase of 40.1%, compared with the third quarter of 2025.

First nine months of 2026: EPS sales of 1,461,381 units, an all-time high, an increase of 32.7%, compared with the first nine months of 2025.

The record results were achieved across the Company's EPS operations:

Henglong KYB: record EPS sales of 466,899 units in the third quarter of 2026, an increase of 33.1% year-over-year, and 1,257,686 units in the first nine months of 2026, an increase of 21.3% year-over-year.

Wuhu: record EPS sales of 101,040 units in the third quarter of 2026, an increase of 138.6% year-over-year, and 223,440 units in the first nine months of 2026, an increase of 82.7% year-over-year.

Unit sales reported by the Company's subsidiaries are stated before the elimination of inter-subsidiary sales; accordingly, the sum of the subsidiary figures above exceeds the Company's consolidated unit sales. The unit sales figures presented above are preliminary and unaudited.

o	Share Repurchase Program

Separately, the Company announced that its board of directors has approved a share repurchase program of up to $5 million of its outstanding common shares. Repurchases may be made from time to time over the next 12 months in open market transactions at prevailing market prices not to exceed $5.50 per share through November 10, 2027, subject to applicable laws, regulations and approvals. The timing and amount of any repurchases will depend on a variety of factors, including market conditions.

Mr. Hanlin Chen, chairman of CAAS, commented, "We continue to record strong growth as we introduce new innovative products and develop new global relationships. Our current stock valuation does not reflect our sales and profit growth, cash flow generation, and expanding global network. We are focusing on a number of innovative products, including advanced electric power steering products, and CAAS has state-of-the-art technologies as we introduce new products and markets."

Mr. Qizhou Wu, chief executive officer of CAAS, commented, "We continue to add technology to enhance our steering products and broaden our EPS portfolio. These advancements enable us to attract new customers and better serve our existing ones. We have increased sales to global Tier-1 vehicle OEMs in North and South America and to European-branded vehicles, and broadened our product offerings to new energy vehicles.”

Mr. Jie Li, chief financial officer of CAAS, commented, "Our stock's market capitalization is well below a number of financial metrics, including our combined cash, cash equivalents and pledged cash, working capital, and book value. Third quarter free cash flow remains robust compared with 2025."

About China Automotive Systems, Inc.

Based in Hubei Province, the People's Republic of China, China Automotive Systems, Inc. is a leading supplier of power steering components and systems to the Chinese automotive industry, operating through its sixteen Sino-foreign joint ventures and wholly-owned subsidiaries. The Company offers a full range of steering system parts for passenger automobiles and commercial vehicles. The Company currently offers four separate series of power steering with an annual production capacity of over 8 million sets of steering gears, columns and steering hoses. Its customer base is comprised of leading auto manufacturers, such as China FAW Group, Corp., Dongfeng Auto Group Co., Ltd., BYD Auto Company Limited, Beiqi Foton Motor Co., Ltd. and Chery Automobile Co., Ltd. in China, and Stellantis N.V. and Ford Motor Company in North America. For more information, please visit: https://www.caasauto.com.

Forward-Looking Statements

This press release contains statements that are “forward-looking statements” as defined under the Private Securities Litigation Reform Act of 1995. Forward-looking statements represent our estimates and assumptions only as of the date of this press release. Our actual results may differ materially from the results described in or anticipated by our forward-looking statements due to certain risks and uncertainties. As a result, the Company's actual results could differ materially from those contained in these forward-looking statements due to a number of factors, including those described under the heading "Risk Factors" in the Company's Annual Report on Form 20-F as filed with the Securities and Exchange Commission on April 22, 2026, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. Any of these factors and other factors beyond our control could have an adverse effect on the overall business environment, cause uncertainties in the regions where we conduct business, cause our business to suffer in ways that we cannot predict, and materially and adversely impact our business, financial condition and results of operations. A prolonged disruption or any further unforeseen delay in our operations of the manufacturing, delivery and assembly process within any of our production facilities could continue to result in delays in the shipment of products to our customers, increased costs and reduced revenue. We expressly disclaim any duty to provide updates to any forward-looking statements made in this press release, whether as a result of new information, future events or otherwise.

For further information, please contact:

Jie Li

Chief Financial Officer

China Automotive Systems, Inc.

Email: jieli@chl.com.cn

Kevin Theiss

Awaken Advisors

+1-212-510-8922

Email: Kevin@awakenlab.com